Exhibit 99.1

ReTo Receives an Additional 180 Day Period to Regain Compliance with the
Nasdaq Minimum Bid Price Requirement

BEIJING, CHINA – December 6, 2022 - ReTo Eco-Solutions, Inc. (Nasdaq: RETO) ("ReTo" or the "Company"), a provider of technology solutions and operation services for intelligent ecological environments and roadside assistance services and software development services in China, today announced that the Company received a written notification (the "Notification Letter") from Nasdaq Stock Market LLC ("Nasdaq") on December 1, 2022, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 30, 2023 (the “Second Compliance Period”), to regain compliance with Nasdaq’s continued listing requirement to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2).

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse share split, if necessary. If at any time during the Second Compliance Period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo, through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and software development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. For example, there can be no assurance that we will be able to regain compliance and maintain our listing Nasdaq. The reports filed by the Company with the Securities and Exchange Commission (the “SEC”) discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc